UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41813

TURBO ENERGY, S.A.

(Name of Registrant)

Plaza de América 2, 4AB 46004 46004 Valencia, Spain

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X       Form 40-F ☐

Issuance of Press Release

On March 2, 2026, Turbo Energy S.A. (the “Company”) issued a press release highlighting how its AI-driven renewable electrification platform supports commercial and industrial operators in managing energy price volatility and protecting operating margins. A copy of the press release is attached hereto as Exhibit 99.1.

Exhibit 99.1 to this Report on Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Exhibit Index

EXHIBIT NO.	DESCRIPTION
99.1	Press Release titled “Turbo Energy Helps Industrial Operators Shield Margins from Energy Price Shocks as Global Volatility Intensifies,” dated March 2, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURBO ENERGY, S.A.

Date: March 2, 2026	By:	/s/ Mariano Soria
Mariano Soria
Chief Executive Officer

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